Exhibit 99.1

Pembina Pipeline Corporation Announces Positive Final Investment Decision on an Integrated Petrochemical Facility

(All financial figures are approximate and in Canadian dollars unless otherwise noted. This news release refers to adjusted earnings before interest, taxes, depreciation and amortization ("Adjusted EBITDA"), which is a financial measure that is not defined by Generally Accepted Accounting Principles ("GAAP"). For more information about Adjusted EBITDA, see "Non-GAAP Measures" herein.)

CALGARY, Feb. 4, 2019 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) along with Petrochemical Industries Company K.S.C. ("PIC") of Kuwait, is pleased to announce a positive final investment decision to construct a 550,000 tonne per annum integrated propane dehydrogenation ("PDH") plant and polypropylene ("PP") upgrading facility ("PDH/PP Facility") through their equally-owned joint venture entity, Canada Kuwait Petrochemical Corporation ("CKPC").

CKPC brings together two strategically aligned organizations, with complimentary strengths, united in developing and operating a world-scale Alberta PDH/PP Facility. PIC brings comprehensive PDH and PP project experience, along with diversified global petrochemical marketing expertise. Pembina will manage long-term propane supply and provide Alberta-specific operating and project execution experience, feedstock connectivity and strong producer relationships.

The PDH/PP Facility will be strategically located in Alberta's Industrial Heartland, adjacent to Pembina's Redwater fractionation complex ("RFS") and will consume approximately 23,000 barrels per day of local propane from RFS and other regional fractionation facilities. Ideally located in the Western Canadian Sedimenatry Basin, the facility will have long-term access to an abundant supply of propane feedstock, with a structural cost advantage when compared to other North American facilities.

The PDH/PP Facility has a nameplate capacity of 550,000 metric tonnes of PP per year, including impact and random copolymers. PP is a high value polymer, which can be cost-effectively transported, using existing third-party infrastructure, throughout North America and to global markets. PP is fully recyclable and can be used in a wide range of finished products including automobiles, medical devices, food packaging and home electronic appliances, among others. The market for PP continues to see favorable long-term fundamentals with global PP demand growth outpacing global economic growth. PIC, with its extensive global marketing experience and worldwide sales presence, will be fundamental to ensuring CKPC becomes a PP supplier of choice for customers.

CKPC has a detailed Class II level capital cost estimate of $4.5 billion (gross), including interest during construction. Included in this estimate is $4 billion (gross) for the PDH and PP plants and $0.5 billion for certain supporting facilities.  Pembina's net investment of $2.5 billion represents a 50 percent interest in CKPC, which will own the PDH and PP plants, and a 100 percent directly-owned interest in the supporting facilities under an agreement between Pembina and CKPC whereby Pembina will own the facilities and provide services under a long-term, take-or-pay arrangement.

Pembina has secured in excess of 40 percent of its expected Adjusted EBITDA from this project through a portfolio of long-term, primarily take-or-pay, fee-for-service and other similar commercial arrangements with third parties, having a weighted average tenor of approximately 14 years, with the majority of counterparties being investment grade. The arrangements entered into to date support development of this project firmly within Pembina's publicly stated guardrails.  Further, based on ongoing negotiations currently underway, Pembina is confident in achieving its stated goal of achieving a minimum of 50 percent fee-for-service contribution to Adjusted EBITDA.

The PDH/PP Facility is expected to be in-service in mid-2023, subject to environmental and regulatory approvals, and is expected to generate annual run-rate Adjusted EBITDA of $275 to $350 million, net to Pembina.

CKPC is pursuing asset-level debt financing for 50 percent of the jointly-owned facilities, with the remaining 50 percent to be financed through equity contributions from both partners. Pembina intends to finance the supporting facilities consistent with its long-term financing strategy of equal amounts of debt and equity.  Pembina continues to anticipate equity contributions will be funded with cash flow after dividends.

In addition, CKPC has been awarded $300 million of royalty credits from the Alberta government, of which CKPC has, to date, entered into agreements with Alberta hydrocarbon producers to monetize more than 80 percent over the first several years of operation of the PDH/PP Facility.

"Sanctioning of the PDH/PP Facility is the largest step taken to date by Pembina in executing its strategy to secure global market prices for customers' hydrocarbons produced in western Canada, and provides another exciting platform for future growth," said Mick Dilger, Pembina's President and Chief Executive Officer. Mr. Dilger added, "Today's announcement is the culmination of many years of hard work with our partner to develop a project that is well positioned to capitalize on Alberta's abundant supply of propane and undertake value-added processing that benefits all of Pembina's stakeholders, the Province of Alberta and indeed all of Canada.  It has been a pleasure to work with PIC and our strong partnership has helped mitigate the risks of entry into this new market segment."

"The PDH/PP Facility is ideally aligned with PIC's continued pursuit of sustainable and globally-diversified growth," said Mohammed Abdullatif Al-Farhoud, PIC's Chief Executive Officer. "Our investment in CKPC provides PIC an opportunity to build on our existing asset base in Alberta by developing large-scale petrochemical infrastructure with a highly strategic partner in a market with long-term feedstock security and a supportive local government," added Mr. Al-Farhoud.

Further information on the PDH/PP Facility is included in a detailed slide presentation available on Pembina's website at www.pembina.com.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns an integrated system of pipelines that transport various hydrocarbon liquids and natural gas products produced primarily in western Canada. The Company also owns gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to identifying additional opportunities to connect hydrocarbon production to new demand locations through the development of infrastructure that would extend Pembina's service offering even further along the hydrocarbon value chain. These new developments will contribute to ensuring that hydrocarbons produced in the Western Canada Sedimentary Basin and the other basins where Pembina operates can reach the highest value markets throughout the world.

Pembina strives to provide sustainable, industry-leading total returns for our investors; reliable and value-added services for our customers; a net positive impact to communities; and a safe, respectful, collaborative and fair work culture for our employees.

Pembina's strategy is to:

  Preserve value by providing safe, environmentally conscious, cost-effective and reliable services;
  Diversify by providing integrated solutions which enhance profitability and customer service;
  Implement Growth by pursuing projects or assets that are expected to generate cash flow per share accretion and capture long-life, economic hydrocarbon reserves; and
  Secure Global Markets by understanding what the world needs, where they need it, and delivering it.

Pembina is structured into three Divisions: Pipelines Division, Facilities Division and Marketing & New Ventures Division.

Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. For more information, visit www.pembina.com.

Forward-Looking Information and Statements

This news release contains certain forward-looking information and statements (collectively, "forward-looking statements") including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In this news release, such forward-looking information and statements can be identified by terminology such as "plans", "will", "would", "could", "expects", "continue", "anticipate", "potential", "may", and similar expressions.

In particular, this news release contains forward-looking statements, including certain financial outlooks, pertaining to, without limitation, the following:  planning, construction, capital expenditure estimates, schedules, regulatory and environmental applications and approvals,  incremental input and output volumes, in-service dates, contractual and fee arrangements, rights, activities and operations with respect to planned new construction of, or expansions in relation to Pembina's and its affiliates' pipeline and infrastructure expansions; expectations around continuing producer activity and development and growth of product supply; the ongoing utilization and expansions of and additions to Pembina's business and asset base, growth and growth potential; expectations regarding future demand for transportation and processing services; Pembina's and its affiliates' corporate strategy; anticipated future adjusted EBITDA from growth projects; ongoing negotiations and discussions with customers for additional services; and expectations regarding synergies, operational efficiencies, and integration of growth and development projects with Pembina's existing business and asset base; Pembina's corporate strategy expectations about future growth opportunities and demand for our service; expectations regarding new corporate developments and impact on access to markets; and anticipated Adjusted EBITDA projections and financial performance expectations resulting from Pembina's capital expenditures.

These forward-looking statements are being made by Pembina based on certain assumptions that Pembina has made in respect thereof as at the date of this news release, regarding, among other things: the ability of Pembina to successfully negotiate and complete final commercial agreements; that counterparties to material agreements will continue to perform in a timely manner; that Pembina's joint venture partners will continue to provide support joint venture projects; the ability of Pembina and any required third parties to effectively engage with stakeholders; oil and gas industry exploration and development activity levels; the success of Pembina's operations and growth projects; prevailing commodity prices, margins, volumes and exchange rates; that Pembina's future results of operations will be consistent with past performance and management expectations in relation thereto; the continued availability of capital at attractive prices to fund future capital requirements relating to existing assets and projects, including but not limited to future capital expenditures relating to expansion, upgrades and maintenance shutdowns; that any third party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner; that there are no unforeseen events preventing the performance of contracts; that there are no unforeseen material construction, integrity or other costs related to current growth projects or current operations; and prevailing interest and tax rates.

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements and information. These known and unknown risks and uncertainties, include, but are not limited to: the regulatory environment and decisions; the ability of Pembina or its joint venture partners or customers to raise sufficient capital (or to raise sufficient capital on favourable terms) to fund future expansions and growth projects and satisfy future commitments; failure to negotiate and conclude any required commercial agreements or failure to obtain project sanctioning; increased construction costs, or construction delays, on Pembina's expansion and growth projects; labour and material shortages; non-performance of agreements in accordance with their terms; the impact of competitive entities and pricing; reliance on key industry partners, alliances and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; the continuation or completion of third-party projects; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; adverse general economic and market conditions in Canada, North America and elsewhere; construction delays; labour and material shortages; and certain other risks detailed from time to time in Pembina's public disclosure documents including, among other things, those detailed under the heading "Risk Factors" in Pembina's management's discussion and analysis and annual information form for the year ended December 31, 2017, which can be found at www.sedar.com.

The forward-looking statements are expressly qualified by the above statements and speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this document are expressly qualified by this cautionary statement. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the financial outlook contained herein is to give the reader an indication of the value to Pembina of planned capital projects and ongoing operations. The purpose of the Adjusted EBITDA projections is to provide investors with an indication of the value to Pembina of the PDH/PP facility or our expected financial results.  Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes.

Non-GAAP Measures

In this news release, Pembina has used the term adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), which is a non-GAAP measure. Management believes that Adjusted EBITDA provides useful information to investors as it is an important indicator of Pembina's ability to generate liquidity through cash flow from operating activities and is also used by investors and analysts for assessing financial performance and for the purpose of valuing the Company, including calculating financial and leverage ratios. Adjusted EBITDA does not have any standardized meaning under International Financial Reporting Standards ("IFRS") and should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS. These Non-GAAP measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. For additional information regarding non-GAAP measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's financial reports, which are available on SEDAR at www.sedar.com and at www.pembina.com.

View original content:http://www.prnewswire.com/news-releases/pembina-pipeline-corporation-announces-positive-final-investment-decision-on-an-integrated-petrochemical-facility-300788892.html

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/February2019/04/c6470.html

%CIK: 0001546066

For further information: Investor Relations: Scott Arnold, (403) 231-3156, 1-855-880-7404, e-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 07:30e 04-FEB-19